Via Facsimile and U.S. Mail
Mail Stop 6010

May 19, 2009

Mr. Robert J. Davis
Chief Financial Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

        **Re:    Liberator Medical Holdings, Inc.**
              **Item 4.02 Form 8-K**
              **Filed April 24, 2009**
              **File No. 000-05663**

Dear Mr. Davis:

      We have completed our review of your Form 8-K and have no further comments at this time.

                   Sincerely,

                   Tabatha Akins
                   Staff Accountant